Exhibit 99.3

Iris Energy Limited

Unaudited Interim Consolidated Financial Statements 31 December 2023

Iris Energy Limited
Contents
31 December 2023

Unaudited interim consolidated statements of profit or loss and other comprehensive income	2
Unaudited interim consolidated statements of financial position	3
Unaudited interim consolidated statements of changes in equity	4
Unaudited interim consolidated statements of cash flows	5
Notes to the unaudited interim consolidated financial statements	6

Iris Energy Limited
Unaudited interim consolidated statements of profit or loss and other comprehensive income
For the period ended 31 December 2023

	Note	Three months ended 31 Dec 2023	Three months ended 31 Dec 2022	Six months ended 31 Dec 2023	Six months ended 31 Dec 2022
		$'000	$'000	$'000	$'000

Revenue
Bitcoin mining revenue		42,047	13,755	76,444	29,967
Other income	3	527	-	527	-

Total revenue		42,574	13,755	76,971	29,967

Expenses
Depreciation	10	(7,558)	(11,544)	(15,177)	(18,996)
Electricity charges		(16,746)	(7,362)	(36,111)	(13,937)
Realized gain on financial asset	7	101	-	3,119	-
Employee benefits expense		(4,334)	(4,064)	(8,511)	(8,662)
Share-based payments expense	17	(5,966)	(3,152)	(11,805)	(6,770)
Impairment of assets		-	(105,172)	-	(105,172)
Reversal of impairment of assets	10	108	-	108	-
Professional fees		(2,322)	(1,747)	(3,932)	(3,040)
Other operating expenses	4	(7,825)	(3,624)	(14,056)	(7,240)
Gain/(loss) on sale of assets		5	(5,137)	16	(5,137)
Unrealized loss on financial asset	7	(258)	-	(258)	-

Operating profit/(loss)		(2,221)	(128,047)	(9,636)	(138,987)

Finance expense		(30)	(10,350)	(64)	(13,915)
Interest income		665	257	1,378	214
Foreign exchange loss		(4,707)	(6,225)	(2,449)	(7,176)

Loss before income tax (expense)/benefit		(6,293)	(144,365)	(10,771)	(159,864)

Income tax (expense)/benefit		1,065	411	244	(2,030)

Loss after income tax (expense)/benefit for the period		(5,228)	(143,954)	(10,527)	(161,894)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		7,584	14,112	2,002	(12,115)

Other comprehensive income/(loss) for the period, net of tax		7,584	14,112	2,002	(12,115)

Total comprehensive income/(loss) for the period		2,356	(129,842)	(8,525)	(174,009)

		Cents	Cents	Cents	Cents

Basic earnings per share	14	(7.20)	(271.46)	(15.02)	(305.29)
Diluted earnings per share	14	(7.20)	(271.46)	(15.02)	(305.29)

The above unaudited interim consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes. Impairment expense for the periods ended 31 December 2022 includes $15,209,000 previously reported as loss on other receivables.

Iris Energy Limited
Unaudited interim consolidated statements of financial position
As at 31 December 2023

	Note	31 Dec 2023	30 June 2023
		$'000	$'000

Assets

Current assets
Cash and cash equivalents	5	90,307	68,894
Other receivables	6	5,689	6,543
Financial assets at fair value through profit or loss	7	1,280	-
Prepayments and other assets	9	11,910	13,793
Total current assets		109,186	89,230

Non-current assets
Property, plant and equipment	10	264,182	241,102
Right-of-use assets		1,269	1,374
Deferred tax assets		1,240	8
Computer hardware prepayments	8	30,555	68
Other assets		370	292
Prepayments and other assets	9	10,365	-
Total non-current assets		307,981	242,844

Total assets		417,167	332,074

Liabilities

Current liabilities
Trade and other payables		17,503	16,644
Lease liabilities	11	209	192
Income tax		680	32
Employee benefits		3,561	961
Provisions	12	10,390	6,172
Total current liabilities		32,343	24,001

Non-current liabilities
Lease liabilities	11	1,150	1,256
Deferred tax liabilities		1,719	1,365
Employee benefits		107	91
Total non-current liabilities		2,976	2,712

Total liabilities		35,319	26,713

Net assets		381,848	305,361

Equity
Issued capital	13	1,038,846	965,857
Reserves		7,805	(6,220)
Accumulated losses		(664,803)	(654,276)

Total equity		381,848	305,361

The above unaudited interim consolidated statements of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited
Unaudited interim consolidated statements of changes in equity
For the period ended 31 December 2023

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000

Balance at 1 July 2022	926,581	(6,814)	(482,405)	437,362

Loss after income tax (expense)/benefit for the period	-	-	(161,894)	(161,894)
Other comprehensive loss for the period, net of tax	-	(12,115)	-	(12,115)

Total comprehensive loss for the period	-	(12,115)	(161,894)	(174,009)

Transactions with owners in their capacity as owners:
Share-based payments	-	6,770	-	6,770

Balance at 31 December 2022	926,581	(12,159)	(644,299)	270,123

	Issued		Accumulated
	capital	Reserves	losses	Total equity
	$'000	$'000	$'000	$'000

Balance at 1 July 2023	965,857	(6,220)	(654,276)	305,361

Loss after income tax expense for the period	-	-	(10,527)	(10,527)
Other comprehensive loss for the period, net of tax	-	2,002	-	2,002

Total comprehensive loss for the period	-	2,002	(10,527)	(8,525)

Transactions with owners in their capacity as owners:
Issue of ordinary shares (note 13)	75,672	-	-	75,672
Capital raise costs	(2,801)	-	-	(2,801)
Share-based payments	118	12,023	-	12,141

Balance at 31 December 2023	1,038,846	7,805	(664,803)	381,848

The above unaudited interim consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited
Unaudited interim consolidated statements of cash flows
For the period ended 31 December 2023

	Note	Six months ended 31 Dec 2023	Six months ended 31 Dec 2022
		$'000	$'000

Cash flows from operating activities
Receipts from disposal of Bitcoin mined		75,680	29,945
Payments for electricity, suppliers and employees (inclusive of GST)		(55,906)	(32,318)

Interest received		1,520	254
Interest paid		(48)	(4,144)

Net cash from/(used in) operating activities		21,246	(6,263)

Cash flows from investing activities
Payments for property, plant and equipment net of computer hardware prepayments	10	(31,389)	(54,653)
Payments for computer hardware prepayments	8	(32,626)	(10,003)
Repayments of loan proceeds		-	2,244
Prepayments and deposits		(10,243)	(4,919)
Proceeds from disposal of property, plant and equipment		-	16,616

Net cash used in investing activities		(74,258)	(50,715)

Cash flows from financing activities
Capital raising costs	13	(747)	(214)
Repayment of borrowings		-	(9,432)
Capital raising receipts		74,994	-
Payment of borrowing transaction costs		-	(200)
Repayment of lease liabilities		(133)	(108)

Net cash from/(used in) financing activities		74,114	(9,954)

Net increase/(decrease) in cash and cash equivalents		21,102	(66,932)
Cash and cash equivalents at the beginning of the period		68,894	109,970
Effects of exchange rate changes on cash and cash equivalents		311	(2,377)

Cash and cash equivalents at the end of the period		90,307	40,661

The above unaudited interim consolidated statements of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 1. General information

These unaudited interim consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited (“Company” or “Parent Entity”) and the entities it controlled at the end of, or during, the period (collectively the “Group”).

The Company’s shares trade on the NASDAQ under the ticker symbol “IREN”.

Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy.

The unaudited interim consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 15 February 2024. The Directors have the power to amend and reissue the unaudited interim consolidated financial statements.

Note 2. Significant accounting policies

These unaudited interim consolidated financial statements for the periods ended 31 December 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended 30 June 2023 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements for the year ended 30 June 2023.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 2. Significant accounting policies (continued)
Revenue recognition
The Group records revenue from contracts with customers in accordance with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as follows:

●	Step 1: Identify the contract with a customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price, which is the total consideration provided by the customer;
●	Step 4: Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
●	Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation.

Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Company has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.

In the mining pools which the Company participated in during the periods, the Company is not directly exposed to the pool’s success in mining blocks. The Company is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Company is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin price at the end of the day at the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at 31 December 2023 (31 December 2022: Nil).

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 2. Significant accounting policies (continued)

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the six months ended 31 December 2023, the Group incurred a loss after tax of $10,527,000 (31 December 2022: $161,894,000) and net operating cash inflows of $21,246,000 (31 December 2022: outflows of $6,263,000). As at 31 December 2023, the Group had net current assets of $76,843,000 (30 June 2023: net current assets of $65,229,000) and net assets of $381,848,000 (30 June 2023: net assets of $305,361,000).

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, the halving event expected in Q4 FY2024 and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to try execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

●	A base case scenario assuming recent Bitcoin prices and global hashrate, with a reduction in global hashrate following the halving event expected in Q4 FY2024;
●	Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie (BC, Canada), 50MW Prince George (BC, Canada), and 30MW Canal Flats (BC, Canada).
●	A fourth operational site at Childress, Texas with initial installed nameplate capacity of 20MW incrementally increasing to 100 MW by 30 June 2024.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate scenarios including with respect to the halving event expected in Q4 FY2024. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the International Accounting Standards Board (“IASB”) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s unaudited interim consolidated financial statements.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 3. Other income

	Three months ended 31 Dec 2023	Three months ended 31 Dec 2022	Six months ended 31 Dec 2023	Six months ended 31 Dec 2022
	$’000	$’000	$’000	$’000

Other income	527	-	527	-

Other income comprises income generated from an Emergency Response Service (“ERS”) program entered into in Texas. This ERS program is a demand response program designed to help Electric Reliability Council of Texas (“ERCOT”) mitigate rolling blackouts. Other income is generated by the Group’s participation in this program at the site in Childress, Texas.

Note 4. Other operating expenses

	Three months ended 31 Dec 2023	Three months ended 31 Dec 2022	Six months ended 31 Dec 2023	Six months ended 31 Dec 2022
	$'000	$'000	$'000	$'000

Insurance	1,447	1,437	3,099	3,392
Sponsorship and marketing	401	99	694	110
Short term office and equipment rental	92	54	203	155
Site expenses	1,511	889	3,068	1,377
Charitable donations	91	85	233	149
Filing fees	19	19	38	39
Site identification costs	-	-	-	15
Other expenses	787	506	1,336	976
Non-refundable sales tax (See Note 12)	1,372	535	2,966	1,027
Non-refundable provincial sales tax	308	-	622	-
Legal expenses	1,797	-	1,797	-

Total other operating expenses	7,825	3,624	14,056	7,240

Note 5. Cash and cash equivalents

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Current assets
Cash at bank	90,307	38,657
Cash on deposit	-	30,237

Total cash and cash equivalents	90,307	68,894

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 20223

Note 6. Other receivables

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Current assets
Share issuance proceeds	-	1,581
Trade and other receivables	635	97
Provincial sales tax receivable	-	122
Goods and services tax receivable	5,054	4,743

Total other receivables	5,689	6,543

Note 7. Financial asset at fair value through profit or loss

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Current assets
Electricity financial asset	1,280	-

Reconciliation
Reconciliation of the fair values at the beginning and end of the current and previous financial period are set out below:

Opening fair value	-	-
Additions	1,538	-
Revaluation decrements (unrealized loss)	(258)	-

Closing fair value	1,280	-

Power Supply Agreement

A subsidiary of the Company entered into a Power Supply Agreement ("PSA") for the procurement of electricity at the Childress site.

Under the PSA, the subsidiary has the right to purchase a fixed quantity of electricity in advance at a fixed price however, the subsidiary has no obligation to take physical delivery of electricity purchased. For any unused electricity purchased, the subsidiary sells the unused electricity to the counterparty of the PSA at the prevailing spot price at the time of curtailment.

As the PSA meets the definition of a financial instrument under IAS 32, it is accounted for as a financial asset at fair value through Profit and Loss under IFRS 9.

Accordingly, the PSA is subsequently remeasured at an estimated fair value each reporting period with the change in the fair value recorded in change in fair value of financial asset in the consolidated statements of operations.

As at 31 December 2023, the financial asset comprises the fair value of unused electricity purchased for the forward period to 31 January 2024.

On settlement, a realized gain or loss on a financial asset is recognised in profit or loss. The gain or loss is calculated based on the unused quantity of electricity multiplied by prevailing spot price at the time of curtailment less the price paid upon prepayment (fixed costs). As at 31 December 2023, the realized gain for the six-months period is $3.1m (30 June 2023: nil) and the realized gain for the three-months period is $0.1m (30 June 2023: nil).

Note 8. Computer hardware prepayments

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Non-current assets
Mining hardware prepayments	22,264	68
High-performance computing hardware prepayments	8,291	-

Total computer hardware prepayments	30,555	68

Computer hardware prepayments represent payments made by the Group for the purchase of mining hardware and High-performance computing ("HPC") hardware, that are yet to be delivered as at 31 December 2023. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 9. Prepayments and other assets

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Current assets
Security deposits	2,905	2,420
Prepayments	9,005	11,373

	11,910	13,793

Non-current assets
Security deposits	10,365	-

Total prepayments and other assets	22,275	13,793

Non-current deposits include connection deposits paid for expansion projects in British Columbia, Canada and West Texas, USA.

Note 10. Property, plant and equipment
	31 Dec 2023	30 Jun 2023
	$'000	$'000

Non-current assets
Land - at cost	1,808	1,803

Buildings - at cost	155,424	153,100
Less: Accumulated depreciation	(8,971)	(5,042)
	146,453	148,058

Plant and equipment - at cost	6,025	4,145
Less: Accumulated depreciation	(1,003)	(712)
	5,022	3,433

HPC hardware – at cost	1,389	-

Mining hardware - at cost	115,111	115,024
Less: Accumulated depreciation	(26,853)	(15,709)
Less: Accumulated impairment	(25,935)	(25,934)
	62,323	73,381

Development assets - at cost	47,187	14,427

Total property, plant and equipment	264,182	241,102

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	HPC hardware	Development assets	Total
Consolidated	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2023	1,803	148,058	3,433	73,381	-	14,427	241,102
Additions	-	880	1,880	80	1,389	33,987	38,217
Disposals	-	-	(35)	-	-	-	(35)
Exchange differences	5	(26)	(49)	(113)	-	45	(138)
Reversal of impairment	-	-	-	-	-	108	108
Transfers in/(out)	-	1,380	-	-	-	(1,380)	-
Depreciation expense	-	(3,839)	(207)	(11,025)	-	-	(15,071)

Balance at 31 December 2023	1,808	146,453	5,022	62,323	1,389	47,187	264,182

Depreciation of mining hardware commences once units are installed onsite and available for use.

Development assets includes costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs.

Depreciation will commence on the development assets at Childress as each phase of the underlying infrastructure becomes available for use.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 11. Lease liabilities

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Current liabilities
Lease liability	209	192

Non-current liabilities
Lease liability	1,150	1,256

Total lease liabilities	1,359	1,448

Lease liabilities
The Group's lease liability includes a 30-year lease of a site in Prince George, B.C., Canada, a three-year lease of a corporate office in Sydney, Australia and a five-year corporate office lease in Vancouver, B.C., Canada.

Note 12. Provisions

	31 Dec 2023	30 Jun 2023
	$‘000	$‘000

Current liabilities
Non-refundable sales tax and other provisions	10,390	6,172

Non-Refundable Sales Tax
The Canada Revenue Agency (“CRA”) is currently conducting an audit of input tax credits (“ITCs”) claimed by several of the Group’s Canadian subsidiaries. The CRA has issued an assessment in relation to one of the subsidiaries which, the Directors believe may be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and submitted a formal notice of objection to the CRA in November 2022. The CRA has acknowledged receipt of the appeal application however has not yet provided any further correspondence to the Group.

Recent amendments made to Canadian Tax legislation in June 2023 are being considered by the relevant subsidiaries and the CRA. To date, the CRA has not issued any interpretation guidance on the new legislation or proposed any potential changes to previous conclusions communicated to subsidiaries of the Group. Consequently, the affected subsidiaries continue to accrue a provision in line with the aforementioned methodology.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 13. Issued capital

	Consolidated
	31 Dec 2023	30 Jun 2023	31 Dec 2023	30 Jun 2023
	Shares	Shares	$'000	$'000

Ordinary shares - fully paid and unrestricted	82,419,050	64,747,477	1,038,846	965,857

Movements in ordinary share capital

Details	Date	Shares	$'000

Opening balance as at	1 July 2023	64,747,477	965,857
Shares issued under Committed Equity Facility		12,887,814	51,417
Shares issued under the ATM Facility		4,679,200	24,254
Share based payment - vested shares		104,559	117
Capital raise costs		-	(2,801)

Closing balance as at	31 December 2023	82,419,050	1,038,846

At-the-market Facility
On 13 September 2023, Iris Energy Limited entered into an At-the-market Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, pursuant to which Iris Energy Limited has the option, but not the obligation, to sell up to $300,000,000 of its ordinary shares through or to the Brokers, for a period of up to 36 months (“the ATM Facility”). During the period 4,679,200 ordinary shares were issued under the ATM Facility raising gross proceeds of approximately $24,253,962.

Committed Equity Facility
On 23 September 2022, Iris Energy Limited entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) to establish a committed equity facility (“ELOC”), pursuant to which Iris Energy Limited may, at its option, sell up to US$100 million of ordinary shares to B. Riley over a two-year period. A resale registration statement relating to shares sold to B. Riley under the ELOC was declared effective by the SEC on 26 January 2023. During the period 12,887,814 shares were issued under the facility raising gross proceeds of $51,417,000.

Loan-funded shares
As at 31 December 2023, there are 1,954,049 (30 June 2023: 1,954,049) restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the loan funded shares) is 84,373,099 as at 31 December 2023 (30 June 2023: 66,701,526).

Note 14. Earnings per share

	Three months ended 31 Dec 2023	Three months ended 31 Dec 2022
	$'000	$'000

Loss after income tax	(5,228)	(143,954)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	72,665,044	53,028,867

Weighted average number of ordinary shares used in calculating diluted earnings per share	72,665,044	53,028,867

	Cents	Cents

Basic earnings per share	(7.20)	(271.46)
Diluted earnings per share	(7.20)	(271.46)

	Six months ended 31 Dec 2023	Six months ended 31 Dec 2022
	$'000	$'000

Loss after income tax	(10,527)	(161,894)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	70,074,566	53,028,867

Weighted average number of ordinary shares used in calculating diluted earnings per share	70,074,566	53,028,867

	Cents	Cents

Basic earnings per share	(15.02)	(305.29)
Diluted earnings per share	(15.02)	(305.29)

As the Group has recorded a loss after tax for all periods presented, any potential ordinary shares are antidilutive.

Note 15. Contingent liabilities

In addition to PwC continuing in their capacity as receiver in respect of the Non-Recourse SPVs, a hearing was held in June 2023 in The Supreme Court of British Columbia with respect to, among other things, claims brought by the lender, NYDIG ABL LLC, seeking remedies regarding the limited recourse equipment financing facilities entered into by the Non-Recourse SPVs. A judgement on these proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void. On 21 August 2023, the Company filed a notice to appeal the judgement. On January 31,2024 NYDIG ABL LLC filed a notice of cross appeal with the Court of Appeal seeking an order that the substantive consolidation and oppression remedies be remitted to the Supreme Court for consideration and reasons. The Company’s appeal and NYDIG’s cross appeal will be heard by the Court of Appeal on March 12, 2024.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 16. Commitments

As at 31 December 2023, the Group had commitments of $48,215,000 (30 June 2023: $7,481,000) which are payable in instalments from January 2024 to December 2024.

As at 31 December 2023, total Group commitments are set out in the table below (excludes shipping and taxes).

	31 Dec 2023	30 Jun 2023
	$'000	$'000

Amounts payable within 12 months of balance date	48,215	7,481
Amounts payable after 12 months of balance date	2,941	-

Total Commitments	51,156	7,481

Note 17. Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described in Group’s Consolidated Financial Statements for the year ended 30 June 2023.

●	Employee Share Plan
●	2021 Executive Director Liquidity and Price Target Options
●	Employee Option Plan
●	Non-Executive Director Option Plan
●	$75 Exercise Price Options
●	2022 Long-Term Incentive Plan Restricted Stock Units
●	2023 Long-Term Incentive Plan Restricted Stock Units (see below for the grants made under this 2023 LTIP this period)

2023 Long-Term Incentive Plan Restricted Stock Units

On 1 July 2023, our Board approved a revised long term incentive plan under which participating employees have been granted RSUs in three tranches, the first two tranches being time-based vesting conditions and the third tranche being performance-based vesting conditions. RSUs issued under the revised long term incentive plan are subject to other terms and conditions contained in the plan.

Under the terms of the plan, the Board maintains sole discretion over the administration, eligibility and vesting criteria of instruments issued under the LTIP.

During the six months ended 31 December 2023, the following grants were made under the 2023 LTIP:

●
3,109,286 RSUs to certain employees and key management personnel (“KMP”) of the Group were issued RSUs of which:
- 33.3% of each individual’s RSU grant are subject to time-based vesting conditions and will vest after one years;
- 33.3% of each individual’s RSU grant are subject to time-based vesting conditions and will vest after two years
- 33.4% of each individual’s RSU grant are subject to performance-based vesting conditions and will vest after three years based on total shareholder return measured against the Nasdaq Small Cap Index (NQUSS) (and continued service over the vesting period).

●	120,303 RSUs to certain Non-Executive Directors. These RSUs will vest after one year.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 17. Share-based payments (continued)

Reconciliation of outstanding share options
Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	31 Dec 2023	31 Dec 2023	30 Jun 2023	30 Jun 2023

Outstanding as at 1 July 2023	8,906,839	$41.93	9,010,547	$41.67
Granted during the period	-	$0.00	-	$0.00
Forfeited during the period	-	$0.00	(103,708)	$20.03
Vested during the period	-	$0.00	-	$0.00

Outstanding as at 31 December 2023	8,906,839	$41.93	8,906,839	$41.93

Exercisable as at 31 December 2023	3,615,546	$3.00	3,485,302	$2.97

As at 31 December 2023, the weighted average remaining contractual life of options outstanding is 6.88 years (30 June 2023: 7.57 years). As at 31 December 2023 the exercise prices associated with the options outstanding ranges from $1.53 to $75.00 (30 June 2023: $1.53 to $75.00).

Reconciliation of outstanding RSUs
Set out below are summaries of RSUs granted under all plans:

Number of RSUs
31 Dec 2023

Outstanding as at 1 July	3,623,867
Granted during the period	3,229,589
Forfeited during the period	(177,772)
Vested during the period	(104,559)

Outstanding as at end of period	6,571,125

Exercisable as at end of period	-

As at 31 December 2023, the weighted average remaining contractual life of RSUs outstanding is 3.26 years (30 June 2023: 4.55 years). All RSUs have a nil weighted average exercise price.

Note 18. Related party transactions

Parent entity
Iris Energy Limited is the ultimate parent entity.

Changes in key management personnel
There have been no new appointments made to key management personnel during the period.

Transactions with related parties
There were no transactions with related parties during the current and previous period.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans from/to related parties
There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions
The loan from related parties was interest free and has since been repaid.

Iris Energy Limited
Notes to the unaudited interim consolidated financial statements
31 December 2023

Note 19. Events after the reporting period

Mining Hardware purchase contract and option
On 16 January, 2024, the Group announced it had entered into an agreement with Bitmain Technologies Delaware Limited (“Bitmain”) to purchase 5,000 Bitmain T21 miners (1.0 EH/s) which are scheduled for delivery in June 2024. The total contracted cost is $13,300,000.

The Group also paid a non-refundable deposit of $12,768,000 as an initial 10% option down payment in relation to a hardware purchase option to acquire up to 48,000 Bitmain T21 miners (9.1 EH/s) at a price of $14/TH.

Decisions with respect to exercising all, some or none of the miner purchase options will be made during 2024. If the entire option is exercised, the total contracted cost will be $127,680,000. If the option is exercised, the miners are scheduled for phased delivery in monthly batches from June 2024 to November 2024.

ATM Facility
Subsequent to 31 December 2023, the Company issued a further 19,660,120 Ordinary shares for total gross proceeds of $92,938,000.

Purchases NVIDIA H100 GPUs to target generative AI
On 14 February 2024, the Group announced the additional purchase of 568 of NVIDIA’s latest-generation artificial intelligence (“AI”) H100 GPUs for ~US$22 million.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.